ORIGIN BANCORP, INC.

May 3, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Origin Bancorp, Inc.
Request for Accelerated Effectiveness Registration Statement on Form S-4 File No. 333-264279

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Origin Bancorp, Inc. hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4, as amended, so that it will become effective on May 5, 2022, at 3:00 p.m., Eastern time, or as soon as possible thereafter.

Please contact Jonathan Hightower of Fenimore Kay Harrison LLP at (770) 282-5112 or Kevin Strachan of Fenimore Kay Harrison LLP at (770) 282-5117 with any questions you may have with this request. In addition, please notify either Mr. Hightower or Mr. Strachan by telephone when this request for acceleration has been granted.

Very truly yours,

ORIGIN BANCORP, INC.

By:	/s/ Stephen Brolly
Name:	Stephen Brolly
Title:	Senior Executive Officer and Chief Financial Officer

cc: Jonathan Hightower, Fenimore Kay Harrison LLP
      Kevin Strachan, Fenimore Kay Harrison LLP